UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht, the Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS AMENDMENT TO REPORT ON FORM 6-K

Merus N.V. (the “Company”) is filing this amendment (the “Amendment”) to its Report on Form 6-K filed on April 28, 2017 (the “Earnings 6-K”) to furnish the corrected press release issued by the Company (the “Corrected Press Release”) to replace the press release furnished by the Company with the Earnings 6-K (the “Original Press Release”).

On April 28, 2017, the Company issued the Original Press Release regarding the Company’s financial results for the year ended December 31, 2016. On May 3, 2017, the Company issued the Corrected Press Release to correct errors in the figures for the three months ended December 31, 2016 in the Consolidated Statement of Profit or Loss and Comprehensive Loss table in the Original Press Release and corresponding numbers in the section of the Original Press Release titled “Fourth Quarter 2016 Financial Results.”

The Corrected Press Release is furnished herewith as Exhibit 99.1 to this Amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: May 10, 2017	By:	/s/ Ton Logtenberg
	Name:	Ton Logtenberg
	Title:	Chief Executive Officer

	By:	/s/ Shelley Margetson
	Name:	Shelley Margetson
	Title:	Chief Operating Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Corrected Press Release of Merus N.V., dated May 3, 2017.

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